             S O N F I E L D  &  S O N F I E L D
                    A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-1937 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com ERIN MONROE Legal Assistant erin@sonfield.com

By facsimile, overnight delivery and EDGAR

November 4, 2009

Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720
Re:    Arrayit Corporation
                                  Form 10-K/A for the fiscal year ended December 31, 2008 Form I0-Q/A for the quarter ended March 31, 2009 Filed September 17, 2009 File No. 1-16381

Dear Ms. Plowgian,

This letter is in response to your comments about the captioned filing dated September 17, 2009. We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.

Form 10-K/A for the Fiscal Year Ended December 31. 2008

Debt Obligations, page 14

1.
We note your response to comment four from our letter dated August 24, 2009 and your revised disclosure on page 13. Please disclose how the exchange ratio was determined for the conversions on March 13, 2009 and March 16, 2009. We note that the settlement of debt in each transaction was 6.76% and 16-13% respectively, of the total amount of debt governed by the oral agreements. However, the number of shares issued in such transactions was not equal to 6.76% and 16.13% of the aggregate number of shares to be issued pursuant to such agreements. We also note your statement that after the conversions, the oral agreement participants "continued to hold 77.11% of the debt, i.e. $1,235,474 of debt convertible into 7,527,774 shares." Based on your disclosure regarding the total amount of debt governed by the oral agreements and the amount of shares debt holders will receive upon conversion of such debt, it appears that $2,736,700 of the debt convertible into 9,765,857 shares would remain outstanding after the conversions. Revise your disclosure as appropriate.

We have revised Form 10-K/A as appropriate and filed an amended Form 10-K/A.

Item 9ACT) Controls and Procedures, page 37

2.
We note your response to comment five from our letter dated August 24, 2009. Please note that your disclosure does not contain the conclusions of your principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by the report. See Item 307 of Regulation S-K. Please revise your Form 10-K to include this disclosure.

We now understand the need for disclosure of our principal executive and principal financial officers conclusions regards the effectiveness of the company’s disclosure controls and procedures and have amend Form 10-K/A accordingly.

Form 10-Q, as Amended, for Fiscal Quarter Ended March 31, 2009

General

3.
We note that your amendment does not include revisions to Item 2 of Part I (Management's Discussion and Analysis) or Item 2 of Part II (Unregistered Sales of Equity Securities...). Please file an amendment to your Form 10-Q which contains these sections with revised disclosure in response to comments six, seven and eight from our comment letter dated August 24, 2009.

As discussed with Commission Staff, we have previously made such disclosures and the Form 10-K/A being filed in response to question 4 below, will include such revised disclosures.

Notes to Condensed Consolidated Unaudited Statements

4.
Please add a note to your financial statements describing how the $12.8 million loss recorded in the quarter ended March 31, 2009 was calculated. Also, describe in your notes the different components included in the derivative liability balance line item in the balance sheet.

We have expanded our debt note to include the additional disclosure requested by the Commission.

All persons who are responsible for the accuracy and adequacy of the disclosure in the filing have undertaken be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. The company and its management understand that they are in possession of all facts relating to a company’s disclosure and they are responsible for the accuracy and adequacy of the disclosures they have made.

Very truly yours,

/s/ Robert L. Sonfield, Jr.
Robert L. Sonfield, Jr.
Managing Director

Cc: Rene’ Schena, Chief Executive Officer
  William L. Sklar, Chief Financial Officer
      Arrayit Corporation